Exhibit 99.1

OEM Group, LLC and

Subsidiaries

Consolidated Financial Report

December 31, 2018

Contents

Independent auditor’s report	1

Financial statements

Consolidated balance sheet	2

Consolidated statement of operations and comprehensive loss	3

Consolidated statement of members’ deficit	4

Consolidated statement of cash flows	5-6

Notes to consolidated financial statements	7-16

Independent Auditor’s Report

To the Board of Directors

OEM Group, LLC and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OEM Group, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, the related consolidated statements of operations and comprehensive loss, members’ deficit and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OEM Group, LLC and Subsidiaries as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Phoenix, Arizona

May 3, 2019

OEM Group, LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2018

Assets
Current assets:
Cash	$526,537
Accounts receivable, net	3,889,017
Inventories, net	7,729,974
Cost and estimated earnings in excess of billings on contracts in process	818,448
Prepaid expenses and other current assets	2,723,477

Total current assets	15,687,453
Property, plant and equipment, net	3,786,185
Intangible assets, net	7,301,594
Goodwill, net	9,247,580
Other noncurrent assets	409,676

$36,432,488

Liabilities and Members’ Deficit
Current liabilities:
Current portion of long-term debt	$1,679,090
Accounts payable	6,063,334
Customer deposits	618,754
Billings in excess of costs and estimated earnings on contracts in process	338,197
Other current liabilities and accrued expenses	2,048,270

Total current liabilities	10,747,645
Long-term debt, less current portion	35,920,187

Total liabilities	46,667,832
Members’ deficit	(10,235,344)

$36,432,488

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Consolidated Statement of Operations and Comprehensive Loss

Year Ended December 31, 2018

Revenues	$36,573,086
Cost of revenues	25,818,745

Gross profit	10,754,341

Operating expenses:
General and administrative	14,638,724
Amortization	2,115,524

16,754,248

Loss from operations	(5,999,907)

Other (expense) income:
Interest expense	(5,471,698)
Other, net	168,237

(5,303,461)

Loss before income tax expense	(11,303,368)
Income tax expense	159,209

Net loss	(11,462,577)
Other comprehensive loss:
Foreign currency translation adjustment	(24,485)

Comprehensive loss	$(11,487,062)

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Consolidated Statement of Members’ Deficit

Year Ended December 31, 2018

				Accumulated
				Other	Total
	Membership Interests		Accumulated	Comprehensive	Members’
	Class A	Class B	Deficit	Income (Loss)	Deficit
Balance, December 31, 2017	$6,648,000	$3,312,000	$(8,745,520)	$61,884	$1,276,364
Net loss	—	—	(11,462,577)	—	(11,462,577)
Distributions	—	—	(24,646)	—	(24,646)
Foreign currency translation adjustment	—	—	—	(24,485)	(24,485)

Balance, December 31, 2018	$6,648,000	$3,312,000	$(20,232,743)	$37,399	$(10,235,344)

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities:
Net loss	$(11,462,577)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	363,122
Amortization of intangibles and goodwill	2,115,524
Amortization of debt discount	1,098,976
Amortization of debt issuance cost	527,580
Payment-in-kind interest	704,018
Bad debt expense	(8,368)
Gain on nonmonetary exchange	(303,516)
Provision for inventory reserves	526,650
Decrease (increase) in assets:
Accounts receivable	1,423,022
Inventories	(724,277)
Cost and estimated earnings in excess of billings on contracts in process	201,679
Prepaid expenses and other assets	(898,468)
(Decrease) increase in liabilities:
Accounts payable and other current liabilities	(449,757)
Billings in excess of costs and estimated earnings on contracts in process	41,066
Customer deposits	62,457

Net cash used in operating activities	(6,782,869)

Cash flows from investing activities:
Purchases of property and equipment	(476,791)

Net cash used in investing activities	(476,791)

Cash flows from financing activities:
Payment of deferred financing costs	(345,695)
Borrowings on revolving credit notes payable	7,940,000
Payments on revolving credit notes payable	(750,000)
Payments on long-term debt	(151,175)
Distribution	(24,646)

Net cash provided by financing activities	6,668,484

Effect of exchange rates on cash	(59,876)

Net decrease in cash	(651,052)
Cash:
Beginning of year	1,177,589

End of year	$526,537

(Continued)

OEM Group, LLC and Subsidiaries

Consolidated Statement of Cash Flows (Continued)

Year Ended December 31, 2018

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,885,000

Cash paid for income taxes	$164,000

Supplemental schedule of noncash investing and financing activities:
Commitment and consent fees incurred pursuant to increase in revolving credit note	$3,043,750

Equipment purchase financed through note payable	$54,277

Nonmonetary exchange of inventories for equipment	$881,500

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: OEM Group, LLC (OEMG) and Subsidiaries (collectively, the Company) are suppliers of semiconductor capital equipment solutions to the global market of manufacturers of computer chips, and adjacent markets such as LED lighting and sensors. The Company designs, manufacturers, sells, installs and services its products worldwide. In addition to supplying the capital equipment, the Company also supplies spare parts, field service, upgrades and software to support the equipment in its customers’ global manufacturing sites.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of OEMG and its wholly owned subsidiaries, OEM Group Japan, G.K. (OEMJ), OEM Technologies, LLC (OEMT), OEM-TEG, LLC (OEM-TEG), OEM Spares, LLC (OEMS), OEM Group, Inc. Taiwan Branch (OET), OEM Group East, LLC (OEE), OEM Group Austria GmbH (OEA), OEM Group Singapore Pte. Limited (OES) and OEM Group IC-DISC, Inc. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign operations: Assets located outside of the United States approximated $4,427,000 at December 31, 2018 (of which approximately $295,000 were deposited in bank accounts outside of the United States). Revenues earned outside of the United States approximated $7,984,000 for year ended December 31, 2018.

Foreign currency translation: The functional currency of OEMT, OEM-TEG, OEMS, OET, OEE, OEA and OES is the U.S. dollar. Accordingly, the financial statements of such foreign subsidiaries are remeasured from the applicable foreign currency to the U.S. dollar for balance sheet accounts using current exchange rates in effect at the balance sheet date with the exception of nonmonetary assets and liabilities, which are remeasured at historical rates, and using an appropriate average exchange rate during each year for revenue and expenses. The resulting remeasurement adjustments are recorded as a component of net loss. The functional currency of OEMJ is the Japanese yen. Assets and liabilities measured in Japanese yen have been translated into U.S. dollars using exchange rates in effect at balance sheet dates. Revenues and expenses measured in Japanese yen have been translated using average exchange rates prevailing during the year ended December 31, 2018. Capital accounts have been translated using exchange rates in effect when the capital was originally contributed. Translation adjustments have been accounted for as other comprehensive (loss) income in the consolidated statements of members’ deficit.

Transactions in foreign currencies are translated at the current exchange rates as of the date on which they are recognized. During 2018, the Company recorded a loss of approximately $125,000, which amount is included within operating expenses in the accompanying consolidated statement of operations and comprehensive loss.

Accumulated other comprehensive loss and comprehensive loss: The Company’s accumulated other comprehensive loss is comprised of foreign currency translation adjustments.

Cash: The Company maintains its U.S. cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to a significant credit risk.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Accounts receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company generally does not charge interest on past-due balances, and the Company does not require collateral for accounts receivable. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The allowance for doubtful accounts approximated $28,000 at December 31, 2018.

Inventories: Inventories are stated at the lower of cost or net realizable value, with cost determined on the first-in, first-out basis. Provisions are made to reduce excess and obsolete inventories to their estimated net realizable value. The process for evaluating the value of excess and obsolete inventories requires the Company to make judgments and estimates concerning product changes, future demand and market conditions.

Property, plant and equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Expenditures that significantly extend the useful lives of assets are capitalized.

Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Useful lives are as follows:

Computer and office equipment	3-7 years
Machinery equipment	7 years
Building	39 years
Leasehold improvements	Lesser of life of asset or lease

Debt issuance costs: Debt issuance costs are carried at cost less accumulated amortization as a direct deduction from the carrying amount of the related debt. The costs are amortized over the terms of the related loans using the effective interest method. Amortization expense is classified as interest expense in the accompanying consolidated statements of operations and comprehensive loss.

Discount on notes payable: Debt discounts are reflected as a reduction of debt and are amortized into interest expense over the terms of the related loans using the effective interest method.

Impairment of long-lived assets: The Company evaluates impairment of long-lived assets in accordance with U.S. GAAP. The Company assesses the impairment of long-lived assets, including property and equipment, and purchased intangibles subject to amortization, when events or changes in circumstances indicate that the carrying amount of an asset held may not be recoverable. In such instances, the Company assesses long-lived assets for impairment by determining their estimated fair value based on the forecasted, undiscounted cash flows that the assets are expected to generate, plus the net proceeds expected to be realized from the sale of the assets. An impairment loss is recognized when the estimated fair value of an asset is less than its net book value. The amount of loss, in such instances, is equal to the difference between the asset’s net book value and its estimated fair value.

Forecasts of future cash flows are judgments based on the Company’s experience and knowledge of its business and the industries in which it operates. These forecasts could be significantly affected by future changes in market conditions, the economic environment and capital spending decisions of the Company’s customers, and inflation. The Company believes that the future cash flows to be received from its long-lived assets exceed the carrying value of the assets and, accordingly, the Company did not recognize an impairment loss during the year ended December 31, 2018.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Intangible assets: Intangible assets with finite lives are amortized on a straight-line basis over the estimated lives, as follows:

Trade names/trademarks	15 years
Proprietary technology	9-11 years

Goodwill: Goodwill originated from a March 16, 2016, change of control and represents the excess of the fair value of debt exchanged plus the fair value of the noncontrolling interest over the fair value of the identifiable net assets at such date. The Company evaluates goodwill and other identifiable intangible assets for impairment in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, Goodwill and Other Intangible Assets. In January 2014, the FASB issued Accounting Standards Update (ASU) 2014-02, Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill, which allows private companies an accounting alternative for the subsequent measurement of goodwill. The pronouncement permits a private company to elect to amortize goodwill on a straight-line basis over a period of 10 years, or less than 10 years if the Company demonstrates that another useful life is more appropriate. It also permits a private company to apply a simplified impairment model to goodwill.

Under the aforementioned accounting alternative, goodwill is tested for impairment when a triggering event occurs indicating that the fair value of a company (or a reporting unit) may be below its carrying amount. The amount of goodwill impairment, if any, is equal to the excess of the company’s carrying amount over its fair value. The Company elected to adopt this guidance and to test goodwill for impairment at the entity level. Management determined that there was no impairment charge required during 2018. As a result of the Company’s adoption of the accounting alternative, the Company recognized amortization expense of approximately $1,283,000 for the year ended December 31, 2018. Management anticipates that the Company will recognize future amortization expense, resulting from this election, of approximately $1,283,000, during each year through March 2026.

Customer deposits: Customer deposits represent payments received in advance from customers on sales contracts.

Revenue and cost recognition—systems: The Company recognizes revenue from sales of systems on either the percentage-of-completion method or the completed-contract method. Each contract is evaluated on an individual basis to determine which method is appropriate.

Percentage-of-completion method: The percentage-of-completion method recognizes income as work on a contract progresses. Progress is measured by the percentage of total costs incurred to date to management’s estimated total costs to be incurred for each contract. This method is used because management considers expended costs to be the best available measure of progress on the contracts. Because of the inherent uncertainties in estimating costs, it is reasonably possible that the estimates used will change within the near term.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income, and are recognized in the period in which the revisions are determined.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

The asset “costs and estimated earnings in excess of billings on contracts in process” represents revenues recognized in excess of amounts billed. The liability “billings in excess of costs and estimated earnings on contracts in process” represents billings in excess of revenues recognized.

Completed-contract method: Under the completed-contract method, income is recognized only when a contract is completed or substantially completed. Accordingly, during the period of performance, billings and costs are accumulated as work-in-process inventory on the consolidated balance sheets, but no profit or income is recorded before completion or substantial completion of the work. Circumstances considered in determining substantial completion primarily include customer acceptance and compliance with performance specifications.

Revenue and cost recognition—services, parts and upgrades: Service revenues are recognized when the services are performed. Parts and upgrades revenues are recognized upon shipment and when title and risk of loss have passed to the customer.

Shipping and handling costs: Direct costs associated with the shipment of products are included as a component of cost of sales.

Warranties: The Company accounts for warranties based on estimates of future costs associated with fulfilling its warranty obligation. The estimates are derived from historical cost experience. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term. The consolidated financial statements include a product warranty reserve, which is included as a component of other current liabilities and accrued expenses. As of December 31, 2018, the accrued warranties are as follows:

Accrued warranties, beginning of year	$501,145
Claims paid	(198,506)
Change in liability for warranties issued during the year and adjustments to pre-existing warranties	139,538

Accrued warranties, end of year	$442,177

Income taxes: The Company and its U.S. subsidiaries are organized as limited liability companies and are treated as pass-through entities for income tax purposes. Each member is allocated and is responsible for their proportionate share of the Company’s taxable income or loss. Accordingly, no provision for U.S. federal income taxes has been recorded in the accompanying consolidated financial statements.

The Company reflects foreign income taxes relating to foreign income earned. Foreign subsidiaries are taxed as corporations in their respective jurisdictions. When applicable, deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

The authoritative guidance relating to the accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. In addition, guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition is also provided. There are no tax positions that the Company’s management has determined to be uncertain.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Recent accounting pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers (Topic 606), which requires companies to recognize the amount of revenue that it expects to be entitled to for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP and permits the use of either a full retrospective or retrospective with cumulative-effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is not permitted. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of the pending adoption of the new standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows with the objective of reducing existing diversity in practice with respect to these items. ASU 2016-15 will be effective for the Company on January 1, 2019. ASU 2016-15 requires a retrospective transition method. However, if it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated statements of cash flows.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through May 3, 2019, the date the consolidated financial statements were available to be issued.

Note 2. Inventories

Inventories consisted of the following at December 31, 2018:

Raw materials and spare parts	$9,174,027
Work in process	1,272,493

Total inventories	10,446,520
Less allowance for obsolete and slow-moving items	(2,716,546)

Total inventories, net	$7,729,974

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 3. Contracts in Process

Contracts in process consisted of the following at December 31, 2018:

Costs incurred on contracts in process	$3,243,742
Estimated earnings	4,904,947

Total costs and estimated earnings	8,148,689
Less billings to date	(7,668,438)

Net amount	$480,251

Such amounts are included in the accompanying consolidated balance sheets at December 31, 2018, under the following captions:

Cost and estimated earnings in excess of billings on contracts in process	$818,448
Billings in excess of costs and estimated earnings on contracts in process	(338,197)

$480,251

Note 4. Property, Plant and Equipment

Property, plant and equipment at December 31, 2018, consisted of the following:

Land and building	$2,024,352
Machinery and equipment	1,796,766
Leasehold improvements	123,991
Computer and office equipment	539,786

4,484,895
Less accumulated depreciation	(698,710)

Property, plant and equipment, net	$3,786,185

Depreciation expense approximated $363,000 for the year ended December 31, 2018.

Note 5. Intangible Assets

Intangible assets as of December 31, 2018, consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Proprietary technology	$7,615,000	$(1,950,137)	$5,664,863
Trade names/trademarks	2,011,000	(374,269)	1,636,731

Total intangible assets	9,626,000	(2,324,406)	7,301,594
Goodwill	12,829,012	(3,581,432)	9,247,580

Total intangible assets and goodwill	$22,455,012	$(5,905,838)	$16,549,174

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 5. Intangible Assets (Continued)

Future amortization expense related to these intangible assets is expected to be as follows:

Years ending December 31:
2019	$2,115,524
2020	2,115,524
2021	2,115,524
2022	2,115,524
2023	2,115,524
Thereafter	5,971,554

$16,549,174

Note 6. Debt

As of December 31, 2018, debt consisted of the following:

Amended and restated notes payable to senior lender/member:
Term note payable (bearing interest, payable monthly at LIBOR plus 9.50% (11.84% at December 31, 2018), principal due on June 30, 2022)	$20,000,000
Revolving credit note payable (see below)	15,953,866
Commitment and consent fees (see below)	3,043,750
Bridge note payable (due in monthly principal installments of $45,694; noninterest-bearing; repaid on April 30, 2018)	—
Promissory note payable, related party (secured by certain real estate; bearing interest, payable monthly at 9.50%; see below)	1,450,000
Other	317,709

40,765,325
Less current portion	(1,679,090)
Less discount on notes payable	(159,390)
Less debt issuance costs	(3,006,658)

Total long-term debt, less current portion	$35,920,187

The aforementioned term, bridge and revolving credit notes payable were made pursuant to a Second Amended and Restated Senior Secured Note Purchase Agreement (the Agreement), which was executed on March 16, 2016 (and most recently amended on March 25, 2019). The Agreement provides for a security interest in substantially all of the Company’s assets and contains certain restrictive covenants, and a financial covenant. At December 31, 2018, the Company was in violation of a nonfinancial covenant, for which a waiver was obtained.

The revolving credit note payable, as amended, provides for maximum available borrowings of $17,750,000 as of December 31, 2018, with a maturity date of June 30, 2022, bearing interest, payable monthly at LIBOR plus 9.50 percent (11.84 percent at December 31, 2018). The agreement also provides for a portion of the LIBOR rate margin representing interest accruing at a rate per annum equal to 4.00 percent to be paid by capitalizing such interest and adding such capitalized interest to the then-outstanding principal amount as payment-in-kind interest.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Debt (Continued)

In connection with incremental borrowings under an amendment executed on June 26, 2018, the Company incurred commitment fees in the total amount of $3,000,000 as a result of drawing amounts that exceeded predetermined Tier Amounts as specified in the amendment. Under the same amendment, the Company also incurred a consent fee in the amount of $43,750 in connection with the closing of the amendment. The commitment and consent fees are due upon the earlier of the maturity date or a change in control, a debt refinancing or any insolvency proceeding. Such fees are recorded as obligations payable under the credit facility with a corresponding amount recorded as debt issuance costs, which are being amortized into interest expense over the term of the Agreement.

An additional amendment to the Agreement was executed on March 25, 2019, which increased the maximum available borrowings to $23,250,000. In connection with such amendment, the Company incurred an additional $10,000,000 in commitment fees payable to the lender.

Effective January 1, 2019, the Company entered into a sales-leaseback transaction with the holder of the related-party promissory note payable above, whereby the Company sold and leased back real property in Coopersburg, Pennsylvania, to the related party in full satisfaction of the outstanding principal balance of $1,450,000. The initial lease term extends through December 2028 and requires minimum annual base rent payments in the first year of approximately $138,000, escalating annually over the life of the lease.

In connection with the adoption of ASC 805, effective March 16, 2016, the notes payable made pursuant to the Agreement were recorded at fair value, which provided for a debt discount of approximately $3,955,000. Such fair value was determined using an option pricing model with the following assumptions: expected life of two years, volatility of 60.2 percent and a risk-free interest rate of 0.9 percent. During the year ended December 31, 2018, the Company recorded approximately $1,627,000 in debt discount and debt issuance costs amortization, which was recorded using the effective interest method.

Related-party interest expense approximated $5,453,000 for the year ended December 31, 2018. Related-party accrued interest payable approximated $234,000 at December 31, 2018, and is included on the accompanying consolidated balance sheet in other current liabilities and accrued expenses.

Aggregate maturities of long-term debt as of December 31, 2018, are as follows:

Years ending December 31:
2019	$1,679,090
2020	64,670
2021	23,949
2022	38,997,616

$40,765,325

Note 7. Employee Benefit Plan

The Company maintains a 401(k) plan covering substantially all employees. The plan provides for employer safe harbor, matching and profit sharing contributions based primarily on employee participation. Employer contributions approximated $233,000 for the year ended December 31, 2018.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 8. Members’ Equity

As provided in the Limited Liability Company Agreement, the Class A Membership Interests are owned by an entity affiliated with the lender and the Class B Membership Interests are owned by an entity controlled by the former owners of OEMG. On any action required or permitted to be voted on by the Members, the Class A Members and Class B Members shall vote as a single class, with the Class A Members collectively entitled to 75 percent of the aggregate vote and the Class B Members collectively entitled to 25 percent of the aggregate vote. Profits and losses of the Company are allocated to members’ capital accounts in the amount that would be distributed pursuant to a hypothetical distribution for book value (as defined), adjusted for applicable provisions of the Internal Revenue Code (75 percent to Class A and 25 percent to Class B, adjusted for a Qualifying Sale (as defined) that provides for Class B Members to receive a proportionately larger distribution upon a sale of the Company at a specified amount).

The Company may make distributions to unit holders as determined by its Manager for payment of federal and state income taxes.

Note 9. Taxes

For the year ended December 31, 2018, income (loss) before income taxes attributable to domestic and foreign sources approximated the following:

U.S. source loss	$(11,545,000)
Foreign source income	242,000

The provision for income taxes that relate to foreign source income and U.S. state income taxes consists of the following for the year ended December 31, 2018:

U.S.	$12,726
Foreign	146,483

$159,209

The differences between statutory and effective tax rates relate primarily to the U.S. limited liability company not being subject to federal income taxes.

Note 10. Operating Leases

The Company leases space for its corporate headquarters, clean-room and warehouse facilities in Gilbert, Arizona as well as limited warehouse and office space in Arizona, Pennsylvania, Japan, Taiwan and Singapore under operating lease agreements, which expire through December 2028.

Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

Years ending December 31:
2019	$559,000
2020	512,000
2021	143,000
2022	146,000
2023	149,000
Thereafter	804,000

$2,313,000

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 10. Operating Leases (Continued)

Rent expense (including common area maintenance and rental taxes) under the leases described above totaled approximately $879,000 for the year ended December 31, 2018.

Note 11. Litigation

In the ordinary course of conducting business, the Company becomes involved in various lawsuits and administrative proceedings. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings. Management does not currently believe that any potential liability in excess of amounts accrued, individually or in the aggregate, would have a material adverse effect on its consolidated financial position or results of operations.